Simpson Thacher & Bartlett llp

2475 hanover street

palo alto, ca 94304

telephone: +1-650-251-5000

facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

October 26, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 (the “Registration Statement”), we hereby submit Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated October 24, 2023 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.

Management’s discussion and analysis of financial condition and results of operations, page 60

1.	We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other new compensation awards in connection with this offering. Please disclose the expected future expense that will result once this offering is effective. Disclose when that expense is expected to affect your results of operations.

The Company has revised its disclosure on pages 61 and 62 in response to the Staff’s comment. The Company advises the Staff that the dollar amounts and the numbers of options and restricted stock units in the revised disclosure will be added once the midpoint of the estimated price range is determined.

2.	Please clarify your subscription and volume revenue discussion by focusing on your provider and patient payment solution categories. In regards to subscription revenue, for example, detail and quantify the underlying factors that drove the growth in provider solution sales, such as the increase in new customers. Similarly, disclose, discuss and quantify the increase in volume revenue from both provider and patient payment solution sales.

The Company has revised its disclosure on pages 64, 65 and 66 in response to the Staff’s comment.

3.	Also, discuss how changes in your provider and patient payment solution sales categories affect cost of revenues and your margins.

The Company has revised its disclosure on pages 64 and 66 in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer
Matthew R. A. Heiman, Chief Legal & Administrative Officer
Waystar Holding Corp.

Jason M. Licht
Christopher J. Clark
Latham & Watkins LLP